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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 2000
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                 ------------------------------------
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AMVESCAP PLC
050346
IMMEDIATE RELEASE  28 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS

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1)   NAME OF COMPANY                              AMVESCAP PLC
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2)   NAME OF SHAREHOLDER HAVING A                 PARTIES TO THE VOTING
     SUBSTANTIAL INTEREST                         ARRANGEMENT ENTERED INTO
                                                  PURSUANT TO THE MERGER WITH
                                                  AIM (NOTIFIED UNDER SECTION
                                                  204 OF THE COMPANIES ACT
                                                  1985)
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3)   Please state whether                         NOTIFICATION IS IN RESPECT
     notification indicates                       OF THE SHAREHOLDER NAMED
     that it is in respect of                     IN 2 ABOVE
     holding of the Shareholder
     named in 2 above or in
     respect of a non-beneficial
     interest or in the case of an
     individual holder if it is a
     holding of that person's
     spouse or children under the
     age of 18
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4)   Name of the registered                          -
     holder(s) and, if more than
     one holder, the number of
     shares held by each of them.
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5)   Number of shares/amount of                      -
     stock acquired
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6)   % of issued Class                               -
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7)   Number of shares/amount
     of stock disposed                            883,500
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8)   % of issued Class                            0.12%
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9)   Class of security                            ORDINARY SHARES
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10)  Date of transaction                          27 NOVEMBER 2000
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11)  Date company informed                        27 NOVEMBER 2000
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12)  Total holding following this
     notification                                 148,093,693
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13)  Total percentage holding of                  20.88%
     issued class following this
     notification
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14)  Any additional information                   -
     price per share etc.
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15)  Name of contact and telephone                ANGELA TULLY
     number for queries                           020 7454 3652
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16)  Name and signature of                        A. TULLY
     authorised company official                  AMVESCAP PLC
     responsible for making this                  ASSISTANT COMPANY
     notification                                 SECRETARY
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16)  Date of Notification                         28 NOVEMBER 2000
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 28 November, 2000                     By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary